WorkCar Inc.

DRIVING THE SHARING ECONOMY

Business Plan
Prepared January 2017

Contact Information

Brian Santos

brian@workcar.com

(415) 318-3460

www.workcar.com

548 Market St #67827

San Francisco, California 94104, United States

Table of Contents

Executive Summary

Who We Are

WorkCar Inc. is a flexible RTO car leasing company based out of San Francisco. WorkCar is dedicated to drivers who wish to participate in the sharing economy but do not own a vehicle that qualifies. By extending our credit relationships and rapidly deploying vehicles with remote anti-theft technology, WorkCar has crafted a lucrative business model.

What We Sell

WorkCar offers qualifying vehicles to people who need a car or truck for work. WorkCar members are subscribed to a rent-to-own agreement which gives them the option to own the vehicle after their RTO term has been completed.

Who We Sell To

WorkCar. Our primary market is drivers who wish to participate in the sharing economy but do not have a qualifying vehicle.

We also have a secondary market of car owners who wish to share their vehicles with people who want to drive.

Financial Summary

Financial Highlights

Financial Highlights by Year



Company

Company Overview

WorkCar is an automotive finance and technology company that provides on-demand TNC drivers with qualifying work vehicles. Customers apply online for a vehicle that can be used to earn money driving for mobile platforms which provide services such as ride-sharing and deliveries.

The company was founded by Brian Santos, Nina Birkart in July 2015 and is headquartered in San Francisco, CA.

Management Team

Brian Santos - Chief Executive Officer

Brian began his entrepreneurial journey in early 2011 founding UpTweet, Twitter's first Bitcoin social news engine. Brian achieved early success with UpTweet appearing in Entrepreneur, L'Atelier, Bitcoin Magazine, and several other notable media outlets. Brian went on to found the Bitcoin Business Alliance, the industry's largest grass roots organization of thought leaders and C-level professionals. Brian has been a guest speaker & organizer at several industry events including NMTA VC3 Conference, D.C. BTC Education Day (Digital Chamber), PnP Winter Expo, BTC Chicago, Ripple Challenge (Amsterdam), and more. Brian's passion for Bitcoin 2.0 technologies and his entrepreneurial and executive background make him an indispensable leader in the digital currency space. Today, Brian applies his experience in the financial technology sector and the automotive sales industry as the Chief Executive Officer of WorkCar, a financial and automotive technology company based in San Francisco, CA.

Nina Birkart - Chief Operations Officer

With over a decade of experience in marketing and sales, Nina handles WorkCar's daily communication between drivers and the core management team. Nina comes from a family of generational entrepreneurs who founded Birkart Globistics a 200+ year old global shipping and logistics company. She has advised several startups including Ocean Pad Project, a sustainable off shore sea-steading solution. She specializes in creating a healthy line of communication between WorkCar's members and its core management team.

Richard Horning Esq.- Legal & Compliance

Richard Allan Horning practices law at Reed Smith in Palo Alto, California. He specializes in counseling high technology and e-commerce companies in all stages of development, from start-up to Fortune 50, with particular emphasis on funding transactions, intellectual property protection, licensing, contract and antitrust issues. He also has substantial experience in representing high technology companies in litigation and arbitration matters, in both international and domestic venues.

Mission Statement

Our mission is to provide efficient, safe, and reliable vehicles to on-demand drivers.

Products and Services

Products and Services

PHASE I - VIRTUAL DEALERSHIP

WorkCar provides cars to drivers of on-demand platforms, such as ridesharing or delivery services, with a "rent-to-own" financing model. Customers will sign up through the WorkCar website, submit an application, and if accepted, they will be provided a car that can be used to earn money by driving for on-demand services. Customers who already have a car but cannot use it for on-demand driving because it does not meet the required specifications can trade-in their vehicle for a new WorkCar vehicle that meets all the required specifications for the platform(s) they want to drive for.

During Phase I, WorkCar will be deploying a fleet of 100 Fiat vehicles on the Getaround consumer rental platform. Each of these vehicles will net approximately $250/mo. This will provide the company with a solid foundation on which we can grow the rest of the business.

PHASE II - VEHICLE NETWORK

WorkCar is working with Verizon and Ford to develop a custom hardware plugin for Ford vehicles that syncs with a mobile application and administration dashboard to provide drivers and fleet managers with remote lock/unlock/on/off capabilities. The custom plugin will eliminate the need to distribute physical key fobs, which can cost up to $400 to replace. WorkCar administrators will be able to more easily recover vehicles in cases of non-payment or theft, saving the company time and money. After proving the value of the plugin system with the WorkCar fleet, we will begin licensing the technology to third-party fleet managers and car rental platforms that lack their own comparable solution. We will also sell anonymized data collected by the plugins to insurance companies so they can better assess the risk of on-demand drivers.

PHASE III - EXPANDING THE NETWORK

WorkCar will scale its network by creating new investment opportunities through a hybrid franchise/ vehicle securitization model that will help WorkCar both expand to new markets and finance vehicles in those markets. We are creating a turn-key franchise model that will allow entrepreneurs in underserved markets to leverage the WorkCar brand and funding network to create new WorkCar distribution centers. Vehicles in these new markets will be financed through public crowdfunding campaigns organized by local managers, providing investors with the opportunity to own a piece of each WorkCar vehicle added to the network.

PHASE IV - CAR SHARING PLATFORM

When every WorkCar vehicle has remote administration capabilities, it becomes trivially easy for WorkCar customers to schedule times that their vehicle is available for rental through car sharing platforms. Once a rental is approved, the approved driver can access the vehicle with their car sharing mobile application. WorkCar customers can also delegate access to their vehicle to family members, who can likewise access the WorkCar vehicle with their car sharing application. With car sharing capabilities enabled, WorkCar drivers will be able to off-set the cost of their vehicle by renting it to other people.

PHASE V - OPEN ON-DEMAND NETWORK

On-demand networks are dominated by "winner-takes-all" network effects that cause power to consolidate around a few large companies. This is bad for customers because the lack of competition leads to fewer options and predatory business practices. This is also bad for competitors because the barrier to entry is significantly higher, especially when switching costs are increased. WorkCar intends to leverage its network of vehicles and expertise in decentralized technology development to create an open on-demand logistics network that disintermediates the proprietary network effects of centralized on-demand platforms. This will lead to lower costs and more options for customers, creating a new space for experimentation while retaining all of the benefits that come with the economies of scale and positive network effects of large networks.

The open on-demand logistics network will be serviced on the supply side by individuals and large corporate fleet managers alike, who will be able to provide a large variety of on-demand logistics services utilizing a wide range of transport vehicles, including cars, vans, trucks, and UAVs. The demand side will consist of everyone currently using on-demand logistics providers today, such as rideshare passengers and delivery senders and recipients. Users will interface with the network using client-side applications that connect to a network of servers that match supply and demand according to criteria set by both sides of the transaction, such as insurance coverage, bonds posted, reputation from past transactions, location, hours of operation, etc. The client-side application will eventually be installed in all autonomous vehicles, enabling owners to schedule the vehicle for on-demand service whenever it is not being used.

Technology

WorkCar currently leverages existing technology provided by vendors such as Getaround, Zubie, and Fleetio to manage our fleet of vehicles. This technology tracks the vehicles and ensures that they are being well taken care of by the people who are renting them from us.

Getaround

Getaround is a hardware and software-based telemetry system which tracks the location of our vehicles and provides remote lock/unlock and immobilization capabilities. This system is also used to manage vehicles that are rented out through the Getaround platform.

Zubie Key

Zubie Key is a hardware and software-based telemetry system which monitors real time location, maintenance diagnostics, and driving insights.

Fleetio

Fleetio is a fleet management platform that connects to Zubie to provide us with an integrated view into the status of all of our vehicles, tracking usage, maintenance schedules, fuel refills, and more.

Future technology

After proving our value hypothesis and finding product-market fit, we will build our own custom fleet management system with an integrated hardware-software approach. This system will be built with a custom telemetry device and vehicle management system. We will then manage the connected vehicle fleet and provide value-add services to drivers. This comprehensive custom solution is being built together with Ford and Verizon and will later by licensed to third-party fleet managers and car rental platforms. See the Product and Services section of this business plan for a more comprehensive overview of our technology roadmap.

Competitors

WorkCar stands alone in the on-demand car-as-a-service rental market, however there are several companies which can be looked at as partners in some regards and competitors in others. Such companies include startups like Breeze, Hyrecar, Getaround, RelayRides, and Flexdrive, as well as larger companies like GM and traditional rental agencies like Hertz and

Enterprise. We differentiate ourselves from these companies by offering customers a better user experience with better technology on the backend to provide a seamless, fully integrated on-demand rental experience. WorkCar is also unique in offering a "rent-to-own" contract that empowers our customers to own their vehicles at the end of the rental contract period.

Target Market

Market Overview

Our target market includes drivers and prospective drivers for on-demand ridesharing and delivery services, such as Uber, Lyft, Postmates, Doordash, Instacart, and more. Our ideal driver either does not have a car or does have a car but would be willing to trade it in in exchange for a more flexible rental option. Part-time and full-time drivers are both valuable for our company. These include artists, students, entrepreneurs, parents of young children, and underemployed workers.

	Uber's Driver-Partners (BSG Survey)
Age 18-29	19.1%
30-39	30.1%
40-49	26.3%
50-64	21.8%
65+	2.7%
Female	13.8%
Less than HS	3.0%
High School	9.2%
Some College / Associate's	40.0%
College Degree	36.9%
Postgraduate Degree	10.8%
White Non-Hispanic	40.3%
Black Non-Hispanic	19.5%
Asian Non-Hispanic	16.5%
Other Non-Hispanic	5.9%
Hispanic	17.7%
Married	50.4%
Have Children at Home	46.4%
Currently Attending School	6.7%
Veteran	7.0%
Number of Observations	601

Demographics of the U.S. Uber driver market are broken down below:

Source: https://s3.amazonaws.com/uber-static/comms/PDF/Uber_Driver-Partners_Hall_Kreuger_2015.pdf

Market Needs

WorkCar provides on-demand vehicles for on-demand drivers. We provide our customers with a safe and reliable vehicle with flexible rental terms. WorkCar manages all of the technology, logistics, and maintenance for the vehicles, and drivers can focus on serving their customers and earning income.

Drivers are currently underserved by the existing vehicle market, which *at best* offers leases that have a two-week cancellation notice requirement and *at worst* locks people into leases or loans that can tie up capital for several years. We are bringing the flexibility of the rent-to-own market to the commercial vehicle rental market, bringing the industry up to speed with the on-demand economy that is growing in size and influence at a rapid pace.

Industry Analysis

The car rental industry is dominated by three types of players:

Incumbent rental agencies

These are the Hertz and Enterprises of the world. They are large, nationwide rental agencies with huge fleets and broad brand recognition. Incumbent rental agencies are already moving into the short-term rental market, though these moves are still in the pilot stage as of December 2015.[1][2]

Livery and taxi companies

Traditional livery/limo and taxi companies are typically regional businesses which have a fleet of cars that are made available to drivers on a weekly or monthly basis. These vehicles are intended for full-time professional drivers and are not accommodating to the flexible nature of the on-demand economy we are serving.

Startups

This is the category that WorkCar falls into. Other companies in this category include Uber, Lyft, Sidecar, Postmates, Doordash, Instacart, Breeze, Hyrecar, Flexdrive, and more. On-demand startups are offering services directly to consumers, and there are whole new industries springing up around these platforms to serve drivers. WorkCar exists to serve the people who drive for these platforms.

On-demand Economy

The so-called "sharing economy" is a global phenomenon which is seeing technology companies build out massive peer-to-peer platforms which help people unlock the value stored in un- or under-utilized assets, including vehicles, homes, and other property. Ridesharing is an increasingly popular subset of this economy, where people who have extra seats in their car can provide rides to neighbors in exchange for cash. An estimated 250,000 drivers are currently making themselves available as part- or full-time professional drivers on ridesharing platforms.[3][4]

The super-set of the sharing economy is the on-demand economy, which connects people via mobile applications and enables people to request services from other people using the applications on-demand.[5] Any good or service that can be provided in a short period of time can be made available on-demand: rides, delivery/ courier services, healthcare, tutoring, childcare, etc. On-demand workers, especially those in cities, have a growing need for vehicle access that is just as flexible and on-demand as the platforms they drive for.

[1] http://www.reuters.com/article/us-lyft-partnerships-idUSKCN0S22L220151008

[2] http://www.denverpost.com/business/ci_29185163/uber-and-enterprise-launch-denver-car-rental-pilot

[3] https://www.washingtonpost.com/blogs/wonkblog/wp/2015/01/22/now-we-know-many-drivers-uber-has-and-how-much-money-theyre-making/

[4] http://www.bloomberg.com/news/videos/2015-03-06/have-over-100-000-drivers-across-the-country-lyft-ceo

[5] http://www.economist.com/news/briefing/21637355-freelance-workers-available-moments-notice-will-reshape-nature-companies-and

Strategy and Implementation

Marketing Plan

Overview

Our customers are people who drive or want to drive for an on-demand service but either do not own a car or own a car that is insufficient for professional use. We will reach these customers with a mix of online and offline promotion.

Positioning

WorkCar is the easiest way to rent a car and start earning money by driving for on-demand services. Customers create their schedule then get in a WorkCar and start earning money - we take care of the rest.

Pricing

WorkCar pricing is designed to remove as much friction from the process of renting a car as possible. We take care of insurance and maintenance tasks and build these costs into the rate paid by members. Different vehicles will cost different amounts depending on the rental contract and year, make, and model of the vehicle, and can be returned with a two-week notice and no cancellation fee.

Promotion

Affiliate program

Much of our growth early on will come from word of mouth marketing - people telling their friends and family about what a great opportunity WorkCar is and how it makes their lives easier. We want to reward loyal customers and also provide incentives for people to get other people signed up and using our service. Our affiliate program will pay a referral fee to drivers who sign up other drivers, and also provide a discount on the first month of service for drivers who sign up through a referral.

Inbound marketing

As part of our online marketing strategy, we will be focused on inbound marketing that draws customers into our website through great content that offers valuable insights, tips, and tricks for professional drivers. This content will help with our SEO and social media strategies.

SEM

On our website we will have several landing pages that we will promote with search ads to reach customers who are looking for an on-demand car rental solution for their professional driving needs.

Vehicle branding

All WorkCar vehicles will have a license plate cover with the WorkCar logo and website URL on it. In every city, we will have at least one fleet vehicle which is fully branded with a wrapper that has the WorkCar branding and a marketing tag line to get people interested in the service e.g. "Driving the Sharing Economy."

Special events

We will organize events in the cities we are serving that bring together customers, potential customers, and vendors, and give them an opportunity to meet our team and become familiar with our service. These events could be organized in collaboration with other companies in our industry to help spread out the costs. This will provide opportunities for engaging with both current and potential customers to get feedback and hear about what they like or don't like about our service. These events will also help establish us as a leader in our community and industry.

SWOT Analysis

Strengths

- We're generating revenues.
- We have a growing fleet of cars
- We have a growing waiting list of customers
- We are based in San Francisco - "ground zero" for the on-demand economy
- We have a team that's ready to take on business- and marketing-related roles full time

Weaknesses

- We need more capital to purchase inventory to serve our growing wait list and hire the tech team we need to become the market leader in our industry

- No one on our current team has a strong auto-tech background.

- There are a lot of improvements we can make to our platform to make it easier for customers to use

Opportunities

- Full autonomous vehicles will be hitting the market within a decade and we have an opportunity to build one of the largest fleets in the world and make them available to the on-demand economy. It's likely that many other competitors will enter this market after the technology has proven itself, so it's critical that we begin gaining traction and growing our network today so that we're ready for the transition.[1][2]

- The same way that open protocols have come to dominate the Internet (TCP/IP, HTTP, SMTP, etc), proprietary on-demand networks will be disintermediated by an open on-demand protocol. We have an opportunity to build (or help build) such a protocol and reap the largest rewards from its widespread deployment by making our fleet instantly available for business, solving the supply side of the market for on-demand drivers in the new, open on-demand marketplace.[3]

- Due to the economics of population density, the on-demand economy is most successful in cities. As migration patterns continue to grow the populations of cities in the U.S. and elsewhere throughout the world, the on-demand economy is likely to continue growing as well. We have an opportunity to take advantage of both of these trends and establish ourselves as market leaders not only in the growing on-demand economy but among the migrants who will be interested in taking advantage of the flexibility and low barriers to entry presented by on-demand service jobs.[4][5][6]

Threats

- Uber is gunning for the autonomous cars market, which could kill the market for human-driven on-demand ridesharing services. This will likely be a decade-long transition so there is time to play catch-up.[7]

- Car-sharing startups such as Getaround and RelayRides that have an established membership base might decide to move into the commercial driver rental market.

- Large incumbent vehicle rental businesses like Enterprise or Hertz could also decide to move into the commercial driver rental market (Hertz is already piloting a program for this).[8]

- On-demand platforms may establish or expand programs that offer on-demand vehicles to their existing network of drivers, cutting us out of the business.[9][10]

[1] http://www.forbes.com/sites/jeanbaptiste/2015/02/05/exclusive-interview-ford-ceo-expects-fully-autonomous-cars-in-5-years/print/

[2] http://www.wsj.com/articles/tesla-ceo-sees-fully-autonomous-car-ready-in-five-or-six-years-1410990887

[3] https://medium.com/tweet-stormed/proprietary-services-vs-open-protocols-4ab867b0eeb7#.yrlo9vgts

[4] http://www.citylab.com/politics/2014/04/2-very-different-migrations-driving-growth-us-cities/8873/

[5] http://time.com/72281/american-housing/

[6] http://www.economist.com/news/briefing/21637355-freelance-workers-available-moments-notice-will-reshape-nature-companies-and

[7] https://recode.net/2015/02/02/uber-tries-to-speed-up-arrival-of-robot-cars-tells-drivers-not-to-worry-qa/

[8] http://www.engadget.com/2015/10/08/hertz-lyft/

[9] https://blog.lyft.com/posts/expressdrive

[10] https://newsroom.uber.com/2015/07/a-flexible-vehicle-leasing-pilot-in-california-georgia-maryland/

Milestones

Milestone	Due Date
1 WorkCars	Completed
5 WorkCars	Completed
10 WorkCars	Completed
25 WorkCars	October 31, 2016
25 Getaround WorkCars	November 30, 2016
50 WorkCars	December 31, 2016
50 Getaround WorkCars	December 31, 2016
75 Getaround WorkCars	January 31, 2017
100 Getaround WorkCars	February 28, 2017
100 WorkCars	March 01, 2017
National expansion begins - National Market #2	March 01, 2018
National Markets #3 - #5	July 01, 2018
National Markets #6 - #8	October 01, 2018
International Market #1	March 01, 2019
International Market #2 - #3	August 01, 2019
International Markets #4 - #6	November 01, 2019

Personnel Plan

WorkCar has four divisions:

- WorkCar HQ
- WorkCar USA
- WorkCar International
- CarLabs Technology

WorkCar HQ will work closely with WorkCar USA to plan national expansion and WorkCar International to plan international expansion. WorkCar's CarLabs Technology division is focused on developing experimental and production-grade technology that will be used to manage the WorkCar fleet of vehicles and propel WorkCar into new markets.

WorkCar HQ is comprised of four core departments:

- Finance (CFO)

- Operations (COO)

- Technology (CTO)

- Communications (CCO)

Each of these departments is led by a C-level executive who will report to the CEO, who will in turn report to the Board of Directors. The departments are further broken down into smaller groups that work on more detailed aspects of the business.

Finance

- Fundraising

- Accounting

- Human Resources

Operations

- Office administration

- Customer service

- Fleet management

- Legal

Communications

- Branding

- Marketing

- Public relations

Technology

- CarLabs Technology
- Web development
- App development
- IT infrastructure

Growth Teams

Each new market that WorkCar enters will start with a core growth team of three employees:

- RTO Manager
- Legal
- Marketing

Each team will grow as needed. The COO will be responsible for working with each growth team to ensure that all relationships that are needed are established in each new market and that the correct marketing and legal materials are produced to suit the local market. Customer service inquiries about vehicles will be directed to the RTO Manager, and technology-related inquiries will be forwarded to WorkCar HQ's customer service team, who will then work with CarLabs to resolve the issue.

Financial Statements

Budget

Budget Table

	FY2016	FY2017	FY2018	FY2019	FY2020
Operating Expenses					
Salary		$866,500	$1,379,700	$1,448,685	$1,521,119
Employee Related Expenses		$173,300	$275,940	$289,740	$304,224
Total Operating Expenses		**$1,039,800**	**$1,655,640**	**$1,738,425**	**$1,825,343**

Expenses by Month



$0

■ Direct Cost
■ Other Expenses

Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul

About the Budget

Key Cost Metrics:

- Vehicle down payment: $5000/ vehicle

- Net revenue per vehicle: $606/mo/avg

- Office rent: $678.75/ employee/ mo @ SF avg $5.43/sq ft/mo, 125 sq ft/ employee

- Three new local team members per market: RTO Manager, Legal, Marketing

- RTO Manager-to-vehicle ratio is 1:250

- Customer churn @ 10%/mo

Startup Costs

Revenue Forecast

Revenue Forecast

	FY2016	FY2017	FY2018	FY2019	FY2020
Revenue					
RTO + Software Test Vehicle			$1,196,250	$3,000,000	$3,000,000
Getaround Partnership Vehicle			$373,000	$1,200,000	$1,200,000
SaaS User			$5,000	$566,278	$3,800,000
SaaS + Hardware Suite (1 User)			$51,500	$5,600,000	$37,800,000
Fleet Warranty Program			$143,550	$360,000	$360,000
Total Revenue			**$1,769,300**	**$10,726,278**	**$46,160,000**
Direct Cost					
RTO + Software Test Vehicle			$514,388	$1,290,000	$1,290,000
Getaround Partnership Vehicle			$136,145	$438,000	$438,000
Fleet Warranty Program			$129,195	$324,000	$324,000
Direct Labor			$127,201	$1,632,000	$9,360,000
Total Direct Cost			**$906,929**	**$3,684,000**	**$11,412,000**
Gross Margin			$862,371	$7,042,278	$34,748,000
Gross Margin %			**49%**	**66%**	**75%**

Revenue by Month



$0

| Aug | Sep | Oct | Nov | Dec | Jan | Feb | Mar | Apr | May | Jun | Jul |

Months in Year 1

About the Revenue Forecast

Balance Sheet

Balance Sheet

	FY2016	FY2017	FY2018	FY2019	FY2020
Cash	$200,000	$1,160,200	$366,931	$5,670,784	$37,899,284
Accounts Receivable			$0	$0	$0
Inventory					
Other Current Assets					
Total Current Assets	**$200,000**	**$1,160,200**	**$366,931**	**$5,670,784**	**$37,899,284**
Long-Term Assets					
Accumulated Depreciation					
Total Long-Term Assets					
Total Assets	**$200,000**	**$1,160,200**	**$366,931**	**$5,670,784**	**$37,899,284**
Accounts Payable			$0	$0	$0
Income Taxes Payable		$0	$0	$694,157	$6,584,531
Sales Taxes Payable			$0	$0	$0
Short-Term Debt					
Prepaid Revenue					
Total Current Liabilities		**$0**	**$0**	**$694,157**	**$6,584,531**
Long-Term Debt					
Total Liabilities		**$0**	**$0**	**$694,157**	**$6,584,531**
Paid-in Capital	$200,000	$2,200,000	$2,200,000	$2,200,000	$2,200,000
Retained Earnings			($1,039,800)	($1,833,069)	$2,776,627
Earnings		($1,039,800)	($793,269)	$4,609,696	$26,338,126

Total Owner's Equity	$200,000	$1,160,200	$366,931	$4,976,627	$31,314,753
Total Liabilities & Equity	$200,000	$1,160,200	$366,931	$5,670,784	$37,899,284

About the Balance Sheet

Fixed and Variable Costs

Fixed and Variable Costs

Profit and Loss Statement

Profit and Loss Statement

	FY2016	FY2017	FY2018	FY2019	FY2020
Revenue			$1,769,300	$10,726,278	$46,160,000
Direct Costs			$906,929	$3,684,000	$11,412,000
Gross Margin			$862,371	$7,042,278	$34,748,000
Gross Margin %			49%	66%	75%
Operating Expenses					
Salary		$866,500	$1,379,700	$1,448,685	$1,521,119
Employee Related Expenses		$173,300	$275,940	$289,740	$304,224
Total Operating Expenses		$1,039,800	$1,655,640	$1,738,425	$1,825,343
Operating Income		($1,039,800)	($793,269)	$5,303,853	$32,922,657
Interest Incurred					
Depreciation and Amortization					
Income Taxes		$0	$0	$694,157	$6,584,531
Total Expenses		$1,039,800	$2,562,569	$6,116,582	$19,821,874
Net Profit		($1,039,800)	($793,269)	$4,609,696	$26,338,126
Net Profit / Sales			(45%)	43%	57%

Gross Margin by Year



Net Profit (or Loss) by Year



About the Profit and Loss Statement

Cash Flow Assumptions

Cash Flow Assumptions

Cash Inflow	
% of Sales on Credit	0%
Cash Outflow	
% of Purchases on Credit	0%
Inventory	
Months to Keep on Hand	0
Minimum Inventory Purchase	$0

About the Cash Flow Assumptions

Personnel Plan

Personnel Table

	FY2016	FY2017	FY2018	FY2019	FY2020
Fleet Manager (0.68)			$59,813	$150,000	$150,000
Assistant Fleet Manager (0.88)			$35,888	$90,000	$90,000
Software Development (6)			$10,300	$1,119,996	$7,560,000
CEO (0.73)		$80,000	$126,000	$132,300	$138,915
CTO (0.72)		$66,500	$119,700	$125,685	$131,969
COO (0.73)		$720,000	$1,134,000	$1,190,700	$1,250,235
Total		**$866,500**	**$1,485,701**	**$2,808,681**	**$9,321,119**

About the Personnel Plan

Loans and Investments

Loans and Investments Table

	FY2016	FY2017	FY2018	FY2019	FY2020
Private Funding Equity investment	$200,000				
Seed Funding Equity investment		$2,000,000			
Total Amount Received	$200,000	$2,000,000			

Sources of Funds

Use of Funds

Cash Flow Statement

Cash Flow Statement

	FY2016	FY2017	FY2018	FY2019	FY2020
Net Cash Flow from Operations					
Net Profit		($1,039,800)	($793,269)	$4,609,696	$26,338,126
Depreciation and Amortization					
Change in Accounts Receivable			$0	$0	$0
Change in Inventory					
Change in Accounts Payable			$0	$0	$0
Change in Income Tax Payable		$0	$0	$694,157	$5,890,374
Change in Sales Tax Payable			$0	$0	$0
Change in Prepaid Revenue					
Net Cash Flow from Operations		($1,039,800)	($793,269)	$5,303,853	$32,228,500
Investing & Financing					
Assets Purchased or Sold					
Investments Received	$200,000	$2,000,000			
Change in Long-Term Debt					

Change in Short-Term Debt					
Dividends & Distributions					
Net Cash Flow from Investing & Financing	**$200,000**	**$2,000,000**			
Cash at Beginning of Period	$0	$200,000	$1,160,200	$366,931	$5,670,784
Net Change in Cash	$200,000	$960,200	($793,269)	$5,303,853	$32,228,500
Cash at End of Period	**$200,000**	**$1,160,200**	**$366,931**	**$5,670,784**	**$37,899,284**

Cash Flow by Month



Cash Flow by Year



About the Cash Flow Statement

Appendix

Revenue Forecast

Revenue Forecast Table (With Monthly Detail)

FY2016	Aug '15	Sep '15	Oct '15	Nov '15	Dec '15	Jan '16	Feb '16	Mar '16	Apr '16	May '16	Jun '16	Jul '16
Revenue												
RTO + Software Test Vehicle												
Getaround Partnership Vehicle												
SaaS User												
SaaS + Hardware Suite (1 User)												
Fleet Warranty Program												
Total Revenue												
Direct Cost												
RTO + Software Test Vehicle												
Getaround Partnership Vehicle												
Fleet Warranty Program												
Direct Labor												
Total Direct Cost												

Gross Margin

**Gross
Margin %**

FY2017	Aug '16	Sep '16	Oct '16	Nov '16	Dec '16	Jan '17	Feb '17	Mar '17	Apr '17	May '17	Jun '17	Jul '17
Revenue												
RTO + Software Test Vehicle												
Getaround Partnership Vehicle												
SaaS User												
SaaS + Hardware Suite (1 User)												
Fleet Warranty Program												
Total Revenue												
Direct Cost												
RTO + Software Test Vehicle												
Getaround Partnership Vehicle												
Fleet Warranty Program												
Direct Labor												
Total Direct Cost												
Gross Margin												
Gross Margin %												

FY2018	Aug '17	Sep '17	Oct '17	Nov '17	Dec '17	Jan '18	Feb '18	Mar '18	Apr '18	May '18	Jun '18	Jul '18
Revenue												
RTO + Software Test Vehicle			$15,000	$18,750	$37,500	$62,500	$87,500	$125,000	$162,500	$200,000	$237,500	$250,000
Getaround Partnership Vehicle			$1,000	$2,000	$5,000	$10,000	$15,000	$30,000	$50,000	$70,000	$90,000	$100,000
SaaS User												$5,000
SaaS + Hardware Suite (1 User)									$500	$500	$500	$50,000
Fleet Warranty Program			$1,800	$2,250	$4,500	$7,500	$10,500	$15,000	$19,500	$24,000	$28,500	$30,000
Total Revenue			**$17,800**	**$23,000**	**$47,000**	**$80,000**	**$113,000**	**$170,000**	**$232,500**	**$294,500**	**$356,500**	**$435,000**
Direct Cost												
RTO + Software Test Vehicle			$6,450	$8,063	$16,125	$26,875	$37,625	$53,750	$69,875	$86,000	$102,125	$107,500
Getaround Partnership Vehicle			$365	$730	$1,825	$3,650	$5,475	$10,950	$18,250	$25,550	$32,850	$36,500
Fleet Warranty Program			$1,620	$2,025	$4,050	$6,750	$9,450	$13,500	$17,550	$21,600	$25,650	$27,000
Direct Labor			$1,440	$1,801	$3,600	$6,000	$8,400	$12,000	$15,720	$19,320	$22,920	$36,000
Total Direct Cost			**$9,875**	**$12,619**	**$25,600**	**$43,275**	**$60,950**	**$90,200**	**$121,395**	**$152,470**	**$183,545**	**$207,000**
Gross Margin			$7,925	$10,381	$21,400	$36,725	$52,050	$79,800	$111,105	$142,030	$172,955	$228,000
Gross Margin %			**45%**	**45%**	**46%**	**46%**	**46%**	**47%**	**48%**	**48%**	**49%**	**52%**

	FY2016	FY2017	FY2018	FY2019	FY2020
Revenue					
RTO + Software Test Vehicle			$1,196,250	$3,000,000	$3,000,000
Getaround Partnership Vehicle			$373,000	$1,200,000	$1,200,000
SaaS User			$5,000	$566,278	$3,800,000
SaaS + Hardware Suite (1 User)			$51,500	$5,600,000	$37,800,000
Fleet Warranty Program			$143,550	$360,000	$360,000
Total Revenue			**$1,769,300**	**$10,726,278**	**$46,160,000**
Direct Cost					
RTO + Software Test Vehicle			$514,388	$1,290,000	$1,290,000
Getaround Partnership Vehicle			$136,145	$438,000	$438,000
Fleet Warranty Program			$129,195	$324,000	$324,000
Direct Labor			$127,201	$1,632,000	$9,360,000
Total Direct Cost			**$906,929**	**$3,684,000**	**$11,412,000**
Gross Margin			$862,371	$7,042,278	$34,748,000
Gross Margin %			**49%**	**66%**	**75%**

Personnel Plan

Personnel Table (With Monthly Detail)

FY2016	Aug '15	Sep '15	Oct '15	Nov '15	Dec '15	Jan '16	Feb '16	Mar '16	Apr '16	May '16	Jun '16	Jul '16
Fleet Manager (0.68)												
Assistant Fleet Manager (0.88)												
Software Development (6)												
CEO (0.73)												
CTO (0.72)												
COO (0.73)												
Total												

FY2017	Aug '16	Sep '16	Oct '16	Nov '16	Dec '16	Jan '17	Feb '17	Mar '17	Apr '17	May '17	Jun '17	Jul '17
Fleet Manager (0.68)												
Assistant Fleet Manager (0.88)												
Software Development (6)												
CEO (0.73)					$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000
CTO (0.72)						$9,500	$9,500	$9,500	$9,500	$9,500	$9,500	$9,500
COO (0.73)					$90,000	$90,000	$90,000	$90,000	$90,000	$90,000	$90,000	$90,000
Total					$100,000	$109,500	$109,500	$109,500	$109,500	$109,500	$109,500	$109,500

FY2018	Aug '17	Sep '17	Oct '17	Nov '17	Dec '17	Jan '18	Feb '18	Mar '18	Apr '18	May '18	Jun '18	Jul '18
Fleet Manager (0.68)			$750	$938	$1,875	$3,125	$4,375	$6,250	$8,125	$10,000	$11,875	$12,500
Assistant Fleet Manager (0.88)			$450	$563	$1,125	$1,875	$2,625	$3,750	$4,875	$6,000	$7,125	$7,500
Software Development (6)									$100	$100	$100	$10,000
CEO (0.73)	$10,500	$10,500	$10,500	$10,500	$10,500	$10,500	$10,500	$10,500	$10,500	$10,500	$10,500	$10,500
CTO (0.72)	$9,975	$9,975	$9,975	$9,975	$9,975	$9,975	$9,975	$9,975	$9,975	$9,975	$9,975	$9,975
COO (0.73)	$94,500	$94,500	$94,500	$94,500	$94,500	$94,500	$94,500	$94,500	$94,500	$94,500	$94,500	$94,500
Total	$114,975	$114,975	$116,175	$116,476	$117,975	$119,975	$121,975	$124,975	$128,075	$131,075	$134,075	$144,975

	FY2016	FY2017	FY2018	FY2019	FY2020
Fleet Manager (0.68)			$59,813	$150,000	$150,000
Assistant Fleet Manager (0.88)			$35,888	$90,000	$90,000
Software Development (6)			$10,300	$1,119,996	$7,560,000
CEO (0.73)		$80,000	$126,000	$132,300	$138,915
CTO (0.72)		$66,500	$119,700	$125,685	$131,969
COO (0.73)		$720,000	$1,134,000	$1,190,700	$1,250,235
Total		$866,500	$1,485,701	$2,808,681	$9,321,119

Budget

Budget Table (With Monthly Detail)

FY2016	Aug '15	Sep '15	Oct '15	Nov '15	Dec '15	Jan '16	Feb '16	Mar '16	Apr '16	May '16	Jun '16	Jul '16
Operating Expenses												
Salary												
Employee Related Expenses												
Total Operating Expenses												

FY2017	Aug '16	Sep '16	Oct '16	Nov '16	Dec '16	Jan '17	Feb '17	Mar '17	Apr '17	May '17	Jun '17	Jul '17
Operating Expenses												
Salary					$100,000	$109,500	$109,500	$109,500	$109,500	$109,500	$109,500	$109,500
Employee Related Expenses					$20,000	$21,900	$21,900	$21,900	$21,900	$21,900	$21,900	$21,900
Total Operating Expenses					**$120,000**	**$131,400**	**$131,400**	**$131,400**	**$131,400**	**$131,400**	**$131,400**	**$131,400**

FY2018	Aug '17	Sep '17	Oct '17	Nov '17	Dec '17	Jan '18	Feb '18	Mar '18	Apr '18	May '18	Jun '18	Jul '18
Operating Expenses												
Salary	$114,975	$114,975	$114,975	$114,975	$114,975	$114,975	$114,975	$114,975	$114,975	$114,975	$114,975	$114,975
Employee Related Expenses	$22,995	$22,995	$22,995	$22,995	$22,995	$22,995	$22,995	$22,995	$22,995	$22,995	$22,995	$22,995
Total Operating Expenses	$137,970	$137,970	$137,970	$137,970	$137,970	$137,970	$137,970	$137,970	$137,970	$137,970	$137,970	$137,970

	FY2016	FY2017	FY2018	FY2019	FY2020
Operating Expenses					
Salary		$866,500	$1,379,700	$1,448,685	$1,521,119
Employee Related Expenses		$173,300	$275,940	$289,740	$304,224
Total Operating Expenses		$1,039,800	$1,655,640	$1,738,425	$1,825,343

Loans and Investments

Loans and Investments Table (With Monthly Detail)

FY2016	Aug '15	Sep '15	Oct '15	Nov '15	Dec '15	Jan '16	Feb '16	Mar '16	Apr '16	May '16	Jun '16	Jul '16
Private Funding Equity investment	$200,000											
Seed Funding Equity investment												
Total Amount Received	$200,000											

FY2017	Aug '16	Sep '16	Oct '16	Nov '16	Dec '16	Jan '17	Feb '17	Mar '17	Apr '17	May '17	Jun '17	Jul '17
Private Funding Equity investment												
Seed Funding Equity investment			$2,000,000									
Total Amount Received			$2,000,000									

FY2018	Aug '17	Sep '17	Oct '17	Nov '17	Dec '17	Jan '18	Feb '18	Mar '18	Apr '18	May '18	Jun '18	Jul '18
Private Funding Equity investment												
Seed Funding Equity investment												
Total Amount Received												

	FY2016	FY2017	FY2018	FY2019	FY2020
Private Funding Equity investment	$200,000				
Seed Funding Equity investment		$2,000,000			
Total Amount Received	$200,000	$2,000,000			

Profit and Loss Statement

Profit and Loss Statement (With Monthly Detail)

FY2016	Aug '15	Sep '15	Oct '15	Nov '15	Dec '15	Jan '16	Feb '16	Mar '16	Apr '16	May '16	Jun '16	Jul '16
Revenue												
Direct Costs												
Gross Margin												
Gross Margin %												
Operating Expenses												
Salary												
Employee Related Expenses												
Total Operating Expenses												
Operating Income												
Interest Incurred												
Depreciation and Amortization												
Income Taxes												
Total Expenses												
Net Profit												
Net Profit / Sales												

FY2017	Aug '16	Sep '16	Oct '16	Nov '16	Dec '16	Jan '17	Feb '17	Mar '17	Apr '17	May '17	Jun '17	Jul '17
Revenue												
Direct Costs												
Gross Margin												
Gross Margin %												
Operating Expenses												
Salary					$100,000	$109,500	$109,500	$109,500	$109,500	$109,500	$109,500	$109,500
Employee Related Expenses					$20,000	$21,900	$21,900	$21,900	$21,900	$21,900	$21,900	$21,900
Total Operating Expenses					$120,000	$131,400	$131,400	$131,400	$131,400	$131,400	$131,400	$131,400
Operating Income					($120,000)	($131,400)	($131,400)	($131,400)	($131,400)	($131,400)	($131,400)	($131,400)
Interest Incurred												
Depreciation and Amortization												
Income Taxes					$0	$0	$0	$0	$0	$0	$0	$0
Total Expenses					$120,000	$131,400	$131,400	$131,400	$131,400	$131,400	$131,400	$131,400
Net Profit					($120,000)	($131,400)	($131,400)	($131,400)	($131,400)	($131,400)	($131,400)	($131,400)
Net Profit / Sales												

FY2018	Aug '17	Sep '17	Oct '17	Nov '17	Dec '17	Jan '18	Feb '18	Mar '18	Apr '18	May '18	Jun '18	Jul '18
Revenue			$17,800	$23,000	$47,000	$80,000	$113,000	$170,000	$232,500	$294,500	$356,500	$435,000
Direct Costs			$9,875	$12,619	$25,600	$43,275	$60,950	$90,200	$121,395	$152,470	$183,545	$207,000
Gross Margin			$7,925	$10,381	$21,400	$36,725	$52,050	$79,800	$111,105	$142,030	$172,955	$228,000
Gross Margin %			45%	45%	46%	46%	46%	47%	48%	48%	49%	52%
Operating Expenses												
Salary	$114,975	$114,975	$114,975	$114,975	$114,975	$114,975	$114,975	$114,975	$114,975	$114,975	$114,975	$114,975
Employee Related Expenses	$22,995	$22,995	$22,995	$22,995	$22,995	$22,995	$22,995	$22,995	$22,995	$22,995	$22,995	$22,995
Total Operating Expenses	$137,970	$137,970	$137,970	$137,970	$137,970	$137,970	$137,970	$137,970	$137,970	$137,970	$137,970	$137,970
Operating Income	($137,970)	($137,970)	($130,045)	($127,589)	($116,570)	($101,245)	($85,920)	($58,170)	($26,865)	$4,060	$34,985	$90,030
Interest Incurred												
Depreciation and Amortization												
Income Taxes	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Expenses	$137,970	$137,970	$147,845	$150,589	$163,570	$181,245	$198,920	$228,170	$259,365	$290,440	$321,515	$344,970
Net Profit	($137,970)	($137,970)	($130,045)	($127,589)	($116,570)	($101,245)	($85,920)	($58,170)	($26,865)	$4,060	$34,985	$90,030
Net Profit / Sales			(731%)	(555%)	(248%)	(127%)	(76%)	(34%)	(12%)	1%	10%	21%

	FY2016	FY2017	FY2018	FY2019	FY2020
Revenue			$1,769,300	$10,726,278	$46,160,000
Direct Costs			$906,929	$3,684,000	$11,412,000
Gross Margin			$862,371	$7,042,278	$34,748,000
Gross Margin %			49%	66%	75%
Operating Expenses					
Salary		$866,500	$1,379,700	$1,448,685	$1,521,119
Employee Related Expenses		$173,300	$275,940	$289,740	$304,224
Total Operating Expenses		$1,039,800	$1,655,640	$1,738,425	$1,825,343
Operating Income		($1,039,800)	($793,269)	$5,303,853	$32,922,657
Interest Incurred					
Depreciation and Amortization					
Income Taxes		$0	$0	$694,157	$6,584,531
Total Expenses		$1,039,800	$2,562,569	$6,116,582	$19,821,874
Net Profit		($1,039,800)	($793,269)	$4,609,696	$26,338,126
Net Profit / Sales			(45%)	43%	57%

Balance Sheet

Balance Sheet (With Monthly Detail)

FY2016	Aug '15	Sep '15	Oct '15	Nov '15	Dec '15	Jan '16	Feb '16	Mar '16	Apr '16	May '16	Jun '16	Jul '16
Cash	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000
Accounts Receivable												
Inventory												
Other Current Assets												
Total Current Assets	**$200,000**	**$200,000**	**$200,000**	**$200,000**	**$200,000**	**$200,000**	**$200,000**	**$200,000**	**$200,000**	**$200,000**	**$200,000**	**$200,000**
Long-Term Assets												
Accumulated Depreciation												
Total Long-Term Assets												
Total Assets	**$200,000**	**$200,000**	**$200,000**	**$200,000**	**$200,000**	**$200,000**	**$200,000**	**$200,000**	**$200,000**	**$200,000**	**$200,000**	**$200,000**
Accounts Payable												
Income Taxes Payable												
Sales Taxes Payable												
Short-Term Debt												
Prepaid Revenue												
Total Current Liabilities												
Long-Term Debt												

Total Liabilities												
Paid-in Capital	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000
Retained Earnings												
Earnings												
Total Owner's Equity	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000
Total Liabilities & Equity	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000

FY2017	Aug '16	Sep '16	Oct '16	Nov '16	Dec '16	Jan '17	Feb '17	Mar '17	Apr '17	May '17	Jun '17	Jul '17
Cash	$200,000	$200,000	$200,000	$2,200,000	$2,080,000	$1,948,600	$1,817,200	$1,685,800	$1,554,400	$1,423,000	$1,291,600	$1,160,200
Accounts Receivable												
Inventory												
Other Current Assets												
Total Current Assets	**$200,000**	**$200,000**	**$200,000**	**$2,200,000**	**$2,080,000**	**$1,948,600**	**$1,817,200**	**$1,685,800**	**$1,554,400**	**$1,423,000**	**$1,291,600**	**$1,160,200**
Long-Term Assets												
Accumulated Depreciation												
Total Long-Term Assets												
Total Assets	**$200,000**	**$200,000**	**$200,000**	**$2,200,000**	**$2,080,000**	**$1,948,600**	**$1,817,200**	**$1,685,800**	**$1,554,400**	**$1,423,000**	**$1,291,600**	**$1,160,200**
Accounts Payable												
Income Taxes Payable					$0	$0	$0	$0	$0	$0	$0	$0
Sales Taxes Payable												
Short-Term Debt												
Prepaid Revenue												
Total Current Liabilities					**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**
Long-Term Debt												
Total Liabilities					**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**
Paid-in Capital	$200,000	$200,000	$200,000	$2,200,000	$2,200,000	$2,200,000	$2,200,000	$2,200,000	$2,200,000	$2,200,000	$2,200,000	$2,200,000
Retained Earnings												

Earnings					($120,000)	($251,400)	($382,800)	($514,200)	($645,600)	($777,000)	($908,400)	($1,039,800)
Total Owner's Equity	$200,000	$200,000	$200,000	$2,200,000	$2,080,000	$1,948,600	$1,817,200	$1,685,800	$1,554,400	$1,423,000	$1,291,600	$1,160,200
Total Liabilities & Equity	$200,000	$200,000	$200,000	$2,200,000	$2,080,000	$1,948,600	$1,817,200	$1,685,800	$1,554,400	$1,423,000	$1,291,600	$1,160,200

FY2018	Aug '17	Sep '17	Oct '17	Nov '17	Dec '17	Jan '18	Feb '18	Mar '18	Apr '18	May '18	Jun '18	Jul '18
Cash	$1,022,230	$884,260	$754,215	$626,626	$510,056	$408,811	$322,891	$264,721	$237,856	$241,916	$276,901	$366,931
Accounts Receivable			$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory												
Other Current Assets												
Total Current Assets	**$1,022,230**	**$884,260**	**$754,215**	**$626,626**	**$510,056**	**$408,811**	**$322,891**	**$264,721**	**$237,856**	**$241,916**	**$276,901**	**$366,931**
Long-Term Assets												
Accumulated Depreciation												
Total Long-Term Assets												
Total Assets	**$1,022,230**	**$884,260**	**$754,215**	**$626,626**	**$510,056**	**$408,811**	**$322,891**	**$264,721**	**$237,856**	**$241,916**	**$276,901**	**$366,931**
Accounts Payable			$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Income Taxes Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Sales Taxes Payable			$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Short-Term Debt												
Prepaid Revenue												
Total Current Liabilities	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**
Long-Term Debt												
Total Liabilities	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**
Paid-in Capital	$2,200,000	$2,200,000	$2,200,000	$2,200,000	$2,200,000	$2,200,000	$2,200,000	$2,200,000	$2,200,000	$2,200,000	$2,200,000	$2,200,000
Retained Earnings	($1,039,800)	($1,039,800)	($1,039,800)	($1,039,800)	($1,039,800)	($1,039,800)	($1,039,800)	($1,039,800)	($1,039,800)	($1,039,800)	($1,039,800)	($1,039,800)

Earnings	($137,970)	($275,940)	($405,985)	($533,574)	($650,144)	($751,389)	($837,309)	($895,479)	($922,344)	($918,284)	($883,299)	($793,269)
Total Owner's Equity	$1,022,230	$884,260	$754,215	$626,626	$510,056	$408,811	$322,891	$264,721	$237,856	$241,916	$276,901	$366,931
Total Liabilities & Equity	$1,022,230	$884,260	$754,215	$626,626	$510,056	$408,811	$322,891	$264,721	$237,856	$241,916	$276,901	$366,931

	FY2016	FY2017	FY2018	FY2019	FY2020
Cash	$200,000	$1,160,200	$366,931	$5,670,784	$37,899,284
Accounts Receivable			$0	$0	$0
Inventory					
Other Current Assets					
Total Current Assets	**$200,000**	**$1,160,200**	**$366,931**	**$5,670,784**	**$37,899,284**
Long-Term Assets					
Accumulated Depreciation					
Total Long-Term Assets					
Total Assets	**$200,000**	**$1,160,200**	**$366,931**	**$5,670,784**	**$37,899,284**
Accounts Payable			$0	$0	$0
Income Taxes Payable		$0	$0	$694,157	$6,584,531
Sales Taxes Payable			$0	$0	$0
Short-Term Debt					
Prepaid Revenue					
Total Current Liabilities		**$0**	**$0**	**$694,157**	**$6,584,531**
Long-Term Debt					
Total Liabilities		**$0**	**$0**	**$694,157**	**$6,584,531**
Paid-in Capital	$200,000	$2,200,000	$2,200,000	$2,200,000	$2,200,000
Retained Earnings			($1,039,800)	($1,833,069)	$2,776,627
Earnings		($1,039,800)	($793,269)	$4,609,696	$26,338,126
Total Owner's Equity	**$200,000**	**$1,160,200**	**$366,931**	**$4,976,627**	**$31,314,753**
Total Liabilities & Equity	**$200,000**	**$1,160,200**	**$366,931**	**$5,670,784**	**$37,899,284**

Cash Flow Statement

Cash Flow Statement (With Monthly Detail)

FY2016	Aug '15	Sep '15	Oct '15	Nov '15	Dec '15	Jan '16	Feb '16	Mar '16	Apr '16	May '16	Jun '16	Jul '16
Net Cash Flow from Operations												
Net Profit												
Depreciation and Amortization												
Change in Accounts Receivable												
Change in Inventory												
Change in Accounts Payable												
Change in Income Tax Payable												
Change in Sales Tax Payable												
Change in Prepaid Revenue												
Net Cash Flow from Operations												
Investing & Financing												
Assets Purchased or Sold												
Investments Received	$200,000											

Change in Long-Term Debt												
Change in Short-Term Debt												
Dividends & Distributions												
Net Cash Flow from Investing & Financing	$200,000											
Cash at Beginning of Period	$0	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000
Net Change in Cash	$200,000											
Cash at End of Period	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000

FY2017	Aug '16	Sep '16	Oct '16	Nov '16	Dec '16	Jan '17	Feb '17	Mar '17	Apr '17	May '17	Jun '17	Jul '17
Net Cash Flow from Operations												
Net Profit					($120,000)	($131,400)	($131,400)	($131,400)	($131,400)	($131,400)	($131,400)	($131,400)
Depreciation and Amortization												
Change in Accounts Receivable												
Change in Inventory												
Change in Accounts Payable												
Change in Income Tax Payable					$0	$0	$0	$0	$0	$0	$0	$0
Change in Sales Tax Payable												
Change in Prepaid Revenue												
Net Cash Flow from Operations					($120,000)	($131,400)	($131,400)	($131,400)	($131,400)	($131,400)	($131,400)	($131,400)
Investing & Financing												
Assets Purchased or Sold												
Investments Received				$2,000,000								
Change in Long-Term Debt												
Change in Short-Term Debt												
Dividends & Distributions												

Net Cash Flow from Investing & Financing				$2,000,000								
Cash at Beginning of Period	$200,000	$200,000	$200,000	$200,000	$2,200,000	$2,080,000	$1,948,600	$1,817,200	$1,685,800	$1,554,400	$1,423,000	$1,291,600
Net Change in Cash				$2,000,000	($120,000)	($131,400)	($131,400)	($131,400)	($131,400)	($131,400)	($131,400)	($131,400)
Cash at End of Period	**$200,000**	**$200,000**	**$200,000**	**$2,200,000**	**$2,080,000**	**$1,948,600**	**$1,817,200**	**$1,685,800**	**$1,554,400**	**$1,423,000**	**$1,291,600**	**$1,160,200**

FY2018	Aug '17	Sep '17	Oct '17	Nov '17	Dec '17	Jan '18	Feb '18	Mar '18	Apr '18	May '18	Jun '18	Jul '18
Net Cash Flow from Operations												
Net Profit	($137,970)	($137,970)	($130,045)	($127,589)	($116,570)	($101,245)	($85,920)	($58,170)	($26,865)	$4,060	$34,985	$90,030
Depreciation and Amortization												
Change in Accounts Receivable			$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory												
Change in Accounts Payable			$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Income Tax Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Sales Tax Payable			$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Prepaid Revenue												
Net Cash Flow from Operations	**($137,970)**	**($137,970)**	**($130,045)**	**($127,589)**	**($116,570)**	**($101,245)**	**($85,920)**	**($58,170)**	**($26,865)**	**$4,060**	**$34,985**	**$90,030**
Investing & Financing												
Assets Purchased or Sold												
Investments Received												
Change in Long-Term Debt												
Change in Short-Term Debt												
Dividends & Distributions												

Net Cash Flow from Investing & Financing												
Cash at Beginning of Period	$1,160,200	$1,022,230	$884,260	$754,215	$626,626	$510,056	$408,811	$322,891	$264,721	$237,856	$241,916	$276,901
Net Change in Cash	($137,970)	($137,970)	($130,045)	($127,589)	($116,570)	($101,245)	($85,920)	($58,170)	($26,865)	$4,060	$34,985	$90,030
Cash at End of Period	**$1,022,230**	**$884,260**	**$754,215**	**$626,626**	**$510,056**	**$408,811**	**$322,891**	**$264,721**	**$237,856**	**$241,916**	**$276,901**	**$366,931**

	FY2016	FY2017	FY2018	FY2019	FY2020
Net Cash Flow from Operations					
Net Profit		($1,039,800)	($793,269)	$4,609,696	$26,338,126
Depreciation and Amortization					
Change in Accounts Receivable			$0	$0	$0
Change in Inventory					
Change in Accounts Payable			$0	$0	$0
Change in Income Tax Payable		$0	$0	$694,157	$5,890,374
Change in Sales Tax Payable			$0	$0	$0
Change in Prepaid Revenue					
Net Cash Flow from Operations		**($1,039,800)**	**($793,269)**	**$5,303,853**	**$32,228,500**
Investing & Financing					
Assets Purchased or Sold					
Investments Received	$200,000	$2,000,000			
Change in Long-Term Debt					
Change in Short-Term Debt					
Dividends & Distributions					
Net Cash Flow from Investing & Financing	**$200,000**	**$2,000,000**			
Cash at Beginning of Period	$0	$200,000	$1,160,200	$366,931	$5,670,784
Net Change in Cash	$200,000	$960,200	($793,269)	$5,303,853	$32,228,500
Cash at End of Period	**$200,000**	**$1,160,200**	**$366,931**	**$5,670,784**	**$37,899,284**